EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

August 24, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

EF Hutton America, Inc.

Form 8-K Dated April 24, 2015

Filed August 20, 2015

File No. 000-55175

In regards to the comment letter received on August 21, 2015, please find the following responses:

Item 4.02 – Non-Reliance on Previously Issued Financial Statements

1. Please note that you are responsible for your financial statements. Therefore, the determination of their non-reliance and whether there is an error contained in those financial statements must be made by you. Please amend your filing to state, if true, that you concluded that there is an error contained in your financial statements and that they should no longer relied upon. In so doing, also disclose the date of your conclusion and when you will file the amendments.

The Company has revised the 8-K to indicate that the Board of Directors concluded on June 18, 2015 that there is an error in the financial statements and that they should no longer be relied upon.  The Company is in the process of amending the financial statements, and intends to file the amended financial statements on or around September 4, 2015.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.